UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 131ST BOARD OF DIRECTORS’ MEETING
HELD ON JANUARY 28, 2009

1. DATE, TIME AND VENUE: On January 28 (twenty-eight), 2009 at 2:00 pm, at the head office of Companhia Paulista de Força e Luz located at Rodovia Campinas Mogi-Mirim, Km 2.5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: the meeting was called pursuant to Paragraph 2, Article 18 of CPFL Energia S.A. (“CPFL Energia” or “Company”) Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board of Directors”) and Board of Executive Officers.

4. PRESIDING: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA AND RESOLUTIONS:

With the requirement to read the Agenda waived since all attending officers were fully aware of its content, the resolution was taken for these minutes to be drawn up in summary form, with the right to make statements and express dissent and with said minutes filed at the Company’s head offices and the publication of the minutes approved in summary form with the omission of the members’ signatures.

Following preliminary clarifications, the Chairman of the Board informed those present that the votes of the Members appointed by the controlling shareholders would be counted in accordance with items 5.1, 6.1 and 7.1 of the Shareholders’ Agreement dated March 22, 2002 and lodged at the Company, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

Following examination of the matters on the Agenda, the following matters were addressed and the following resolutions taken by unanimous vote and without any restrictions:

(i) Examination of the Working Plan of the Board Advisory Committees for the present month;

(ii) Examination of the minutes of the 63rd Fiscal Council meeting held on November 25, 2008;

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861 -33

(iii) Examination of the report from the Chief Executive Officer (highlights) on the main subjects related to the Company’s business and industry indicators;

(iv) Approval of the minutes of the 130th of the Board of Directors’ Meeting held on December 17;

(v) Approval, pursuant to Executive Board Resolution 2009040 and the Technical Feasibility Study, of the recognition of tax credits generated by the negative social contribution tax base, noting that said recognition is subject to examination by the Company’s Fiscal Council, in accordance with CVM Instruction 371/2002, and that the total balance of tax credits recognized on December 31, 2008 was R$108,616,000.00 (one hundred and eight million, six hundred and sixteen thousand Brazilian real);

(vi) Approval, pursuant to Executive Board Resolution 2009001 and Paragraph 8, Article 5 and Item “f”, Article 18 of the Company’s Bylaws, of the re-contracting of Banco Bradesco S.A. (“Bradesco”) to render bookkeeping services for the book-entry shares, with the recommendation made that a vote be made in favor of approval of this matter at the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. (“CPFL Geração”), Rio Grande Energia S.A. (“RGE”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”);

(vii) Recommendation to the representatives of the Company at the Annual Shareholders’ Meeting of Perácio Participações S.A. (“Perácio Participações”) to vote in favor of (a) a capital increase via the conversion of credits held by the Company in the amount of R$ 413,543,290.00 (four hundred and thirteen million, five hundred and forty-three thousand, two hundred and ninety Brazilian real) through the issue of 413,543,290 (four hundred and thirteen million, five hundred and forty-three thousand, two hundred and ninety) new registered common shares with no par value, and (b) the amendment of Article 3 of the Company’s Bylaws.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861 -33

6. CLOSURE: There being no further matters to address, the meeting was adjourned for the drawing up of these minutes, which after read and approved, were signed by the attending members and by the secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Carlos Alberto Cardoso Moreira, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This is a summary of the original minutes filed in the Company’s records.

Gisélia Silva

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.